August 8, 2024

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street
Suite 3210
Vancouver, BC
V6C 2X8

        Re: City Office REIT, Inc.
            Form 10-K for the year ended December 31, 2023
            Response Dated June 18, 2024
            File No. 001-36409
Dear Anthony Maretic:

       We have reviewed your June 18, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Item 2. Properties, page 41

1. We note your response to prior comment 3, and your representation that including extensive descriptive subfactors per property may be of limited use to investors. However, given your prior statement that the characteristics for each class of building would vary across different geographic markets and may change over time, and that it would be difficult to apply a single, universal definition for each class of building, please tell us examples of how you will expand on the descriptions for your properties in future filings.
       Further, as previously stated, please tell us, and in future filings, please clarify, if the quality or age of the building or the location of the property is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
 August 8, 2024
Page 2


       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction